UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Backyard Soda Co, Inc. (f/k/a Backyard Soda Co, LLC)

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    April 18, 2019

Physical address of issuer
31180 Cinnamonwood, Evergreen, CO 80439

Website of issuer
https://www.backyardsodas.com

Current number of employees
4

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$183,149	$76,849
Cash & Cash Equivalents	$98,398	$5,316
Accounts Receivable	$4,616	$2,521
Short-term Debt	$38,710	$20,044
Long-term Debt	$242,493	$38,201
Revenues/Sales	$39,912	$52,984
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(145,658)	$(63,897)


May 13, 2020

FORM C-AR

Backyard Soda Co, Inc.
(f/k/a Backyard Soda Co, LLC)





Explanatory Note


Due to the outbreak of coronavirus disease 2019 (commonly referred to as "COVID-19"), Backyard Soda Co, Inc. (f/k/a Backyard Soda Co, LLC), a Delaware Corporation ("Backyard Soda," the "Company," "we," "us," or "our") has availed itself of an extension to file its annual report on Form C-AR for the period ended December 31, 2019, originally due on April 29, 2020, pursuant to Rule 202 of Regulation Crowdfunding, and as extended to June 13, 2020 relying on an order issued by the Securities and Exchange Commission (the "SEC") on March 26, 2020 pursuant to Section 28 of the Securities Act of 1933, as amended, regarding exemptions granted to certain companies with reporting obligations under Regulation Crowdfunding.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which has and is continuing to spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of COVID-19 a "Public Health Emergency of International Concern," and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic".

The Company's external accounting service providers involved in preparing the Company's financial statements are either working remotely or have been otherwise constrained due to the impact of COVID-19. This has resulted in a delay in preparation and completion of the Company's financial statements and disclosure required by the annual report on Form C-AR.

This annual report on Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being filed by the Company for the sole purpose of providing certain information about the Company as required by the SEC.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature.

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.backyardsodas.com no later than 120 days after the end of each fiscal year covered by the report.

The Company must continue to comply with the ongoing reporting requirements until:
> **(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;**
> **(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;**
> **(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;**
> **(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or**
> **(5) the Company liquidates or dissolves its business in accordance with state law.**

The date of this Form C-AR is May 13, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or

more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Backyard Soda Co, Inc. (f/k/a Backyard Soda Co, LLC), is a Delaware corporation, incorporated on April 18, 2019. The Company was originally formed on September 28, 2012 as Backyard Soda Co, LLC, under the laws of Colorado. The Company converted to a Delaware corporation on April 18, 2019.

The Company is located at 31180 Cinnamonwood, Evergreen, CO 80439.

The Company's website is https://www.backyardsodas.com.

The information available on or through our website is not a part of this Form C-AR.

The Business
Backyard Soda currently has two product offerings, ready-to-drink CBD-infused sodas and simple syrups. The sodas are made from a mixture of sparkling water, 15mg of cannabinoid ("CBD"), and uniquely flavored syrups. The syrups are made by Backyard Soda and comprise whole natural ingredients. The CBD is sourced from locally grown hemp. Backyard Soda aims to keep the ingredient list and soda flavor as simple and natural as possible. Our products can be purchased from retailers individually and in six-packs. The Company currently offers three flavors of soda:

• Lavender lemon
• Ginger lime
• Mango jalapeno

Backyard Soda currently sells five flavors of simple syrups: ginger lime, lavender lemon, mango jalapeno, Madagascar vanilla bean, pomegranate orange blossom, and true grenadine. All syrups are made with whole natural ingredients. The syrups are intended to be mixed with sparkling water or cocktails to add extra flavor. Adding one serving of syrup (~31ml) makes about five drinks. Syrups are sold through the Backyard Soda website, retailers, and Amazon in 375ml bottles that can be used for 10-12 servings. Several of the syrups (lavender lemon, ginger lime, and mango jalapeno) are used as the base ingredient for the Company's CBD-infused sodas.

RISK FACTORS

Risks Related to the Company's Business and Industry

The amount of capital the Company has raised to date may not be enough to sustain the Company's current and/or future business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised to date. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause our shareholders to lose all or a portion of their investment.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us.
If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

Raising additional capital may cause dilution to our existing stockholders or restrict our operations.
We intend to seek additional capital through a combination of public and private equity offerings and debt financings. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, and restrictions on our business operations that could adversely impact our ability to conduct our business.

Our supply chain and retail sales may be adversely impacted due to the COVID-19 outbreak

Continued concerns relating to COVID-19 have resulted in significant governmental measures being implemented to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result of COVID-19 and the measures designed to contain the spread of the virus, our third-party manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications. If our third-party manufacturers' operations are curtailed, we may need to seek alternate manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect our results of operations. While the disruptions and restrictions on the ability to travel, quarantines, and temporary closures of the facilities of our third-party manufacturers and suppliers, as well as general limitations on movement in the region are expected to be temporary, the duration of the production and supply chain disruption, and related financial impact, cannot be estimated at this time. Should the production and distribution closures continue for an extended period of time, the impact on our supply chain could have a material adverse effect on our results of operations and cash flows. The COVID-19 outbreak could also delay our release or delivery of new or product offerings or require us to make unexpected changes to such offerings, which may materially adversely affect our business and operating results. Finally, as a result of the governmental restrictions to control the spread of the COVID-19 outbreak, we have experienced, along with wholesale partner stores, store closures and a decrease in consumer traffic, which will have a material adverse effect on our results of operations. Our operating results could also continue to be adversely affected to the extent that the COVID-19 outbreak harms the economy in general. In addition, the COVID-19 outbreak could result in an economic downturn that could affect demand for our products and materially adversely affect our business, operating results, and financial condition.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations.
The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemic disease may adversely affect our business, financial condition or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The extent and severity of these natural disasters determines their effect on a given economy. Although the long-term effect of diseases such as the COVID-19, H5N1 "avian flu," or H1N1, "swine flu," cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in our market could adversely affect our business, financial condition and results of operations, and timely reporting obligations under Regulation CF. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

A majority of the Company is owned by a small number of owners.
The Company is currently controlled by a two person board of directors comprised of two holders of the Company's capital stock who together own 84.72% of the outstanding capital stock of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these majority owners may be able to exercise significant influence through their board appointments. The board of directors is responsible for approving significant Company transactions, and will have significant control over the Company's budget, management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership and board control could delay or prevent a change in control of the Company or

otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their board influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The Company has indicated that it has engaged in certain transactions with related persons.
Jonathan Schultz and Leah Schultz who collectively own a majority of the outstanding capital stock of the Company, have previously extended a loan to the Company, which remains outstanding as of the date of this Form C. The terms of such loan may be less favorable to us than the terms that would have resulted from an arm's-length negotiation with an unaffiliated third party. Please see the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for further details.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our CBD-infused sodas will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jonathan Schultz, and Leah Schultz who are the Chief Executive Officer & Director and Administrative Manager & Director, respectively, of the Company. The Company has or intends to enter into an employment agreement with each of Jonathan Schultz and Leah Schultz although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jonathan Schultz or Leah Schultz could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes-Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our ability to grow our business depends on state laws pertaining to the hemp industry.
Continued development of the hemp industry depends upon continued legislative authorization of hemp at the state level. The status quo of, or progress in, the regulated hemp industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of hemp, numerous factors impact the legislative process. In addition, burdensome regulation at the state level could slow or stop further development of the hemp industry, such as restricting the form in which hemp can be consumed, processing and/or retail sales of hemp, which could have the impact of dampening growth of the hemp industry and making it difficult for hemp businesses to operate profitably in those states.

FDA regulation of hemp and the possible registration of facilities where hemp is grown could negatively affect the hemp industry and our financial condition.

The FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of hemp. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where hemp is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the hemp industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

The SEC is monitoring the cannabis industry and may halt or prevent the sale of our securities due to the bad acts of others.
On May 16, 2014, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC noted an increase in the number of investor complaints regarding marijuana-related investments. The SEC issued temporary trading suspensions for the common stock of five different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

We rely on third-party suppliers to provide basic ingredients for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ginger, lavender, mango, jalapenos, pomegranates, vanilla, lime juice, lemon juice, spices and salt, aluminum cans, glass bottles, or plastic containers which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

We source certain packaging materials, such as bottles, cans, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages and higher freight costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license

agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices or more generally of our business. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product

from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The supply and price are subject to market conditions and are influenced by other factors beyond our control.

We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental and safety or other regulations or failure to comply with existing licensing, labeling, trade and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, and others, including voluntary regulation by other bodies. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our

products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for CBD can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a CBD supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing CBD-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the CBD distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.
We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among CBD food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding CBD products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
• new science or research that disputes the health benefits of our products

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on a third-party co-packer with two locations to manufacture all of our products.

We currently have one co-packing agreement for our products. Our co-packing agreement with our principal co-packer was signed in November 2017 and lasts indefinitely unless either party provides notice of cancellation of at least 30 calendar days. Our dependence on co-packers puts us at substantial risk in our operations. The loss of this co-packer or the inability of the co-packer to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business. If we lose this relationship and/or require new co-packing relationships for other products, we may be unable to establish such relationships on favorable terms, if at all.

We rely, in part, on our third-party co-packers to maintain the quality of our products.

The failure or inability of these co-packers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party co-packers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party co-packers are also required to comply with all federal, state and local laws with respect to food safety. Additionally, certain retail customers, such as WholeFoods, require our third-party co-packer to maintain minimum independent certifications, such as SQF Level 2 Certification or Hazard Analysis and Critical Control Points, or HACCP, certification. However, our third-party co-packer may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-packer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-packer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients such as ginger, lavender, mango, jalapenos, pomegranates, vanilla, lime juice, lemon juice, spices and salt. In addition, we purchase and use significant quantities of aluminum cans, glass bottles, plastic containers to package our products. In recent periods, the prices of aluminum, vanilla, above their respective averages and we have realized some negative effects from these high prices in the form of higher cost of goods sold and resulting lower gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass

these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ginger, lavender, mangoes, jalapenos, pomegranates and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our co-packing facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to

cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Through third party service providers we indirectly collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise the information stored there and result in unauthorized access, public disclosure or, lost or stolen information. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and potential regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

Additional Information

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

Backyard Soda currently has two product offerings, ready-to-drink CBD-infused sodas and simple syrups. The sodas are made from a mixture of sparkling water, 15mg of cannabinoid ("CBD"), and uniquely flavored syrups. The syrups are made by Backyard Soda and comprise whole natural ingredients. The CBD is sourced from locally grown hemp. Backyard Soda aims to keep the ingredient list and soda flavor as simple and natural as possible. Our products can be purchased from retailers individually and in six-packs. The Company currently offers three flavors of soda:

• Lavender lemon
• Ginger lime
• Mango jalapeno

Backyard Soda currently sells five flavors of simple syrups: ginger lime, lavender lemon, mango jalapeno, Madagascar vanilla bean, pomegranate orange blossom, and true grenadine. All syrups are made with whole natural ingredients. The syrups are intended to be mixed with sparkling water or cocktails to add extra flavor. Adding one serving of syrup (~31ml) makes about five drinks. Syrups are sold through the Backyard Soda website, retailers, and Amazon in 375ml bottles that can be used for 10-12 servings. Several of the syrups (lavender lemon, ginger lime, and mango jalapeno) are used as the base ingredient for the Company's CBD-infused sodas.

Business Plan

Backyard Soda sell simple syrups and ready-to-drink beverages to stores, on-premise accounts, and directly to consumers. The Company works with food brokers and distributors for placement into grocery stores, convenience stores, and liquor stores. It provides wholesale pricing to stores and on-premise accounts (i.e. bars and restaurants). Additionally, the Company sells its simple syrups directly to consumers through its website and third-party websites (e.g. Amazon).

Backyard Soda sells its CBD-infused sodas in single bottles and six-packs to stores, and in gallon and half-gallon packaging to on-premise locations. Eventually, Backyard Soda would like to add a monthly subscription service providing consumers with single-serve syrup-infused packets for at-home carbonation machines.

Currently, Backyard Soda sells its CBD-infused sodas to wholesale distributors for $2.375 per can. The suggested retail price for a can is between $4.39 and $4.99. Its syrups (375ml) sell for $12.99 on the Backyard Soda website and $22.99 on Amazon.

More recently, with the effect that COVID-19 is having on business around the world, we have made adjustments in our business plan to address these recent concerns. We have created an online subscription for syrups (both CBD and non-CBD) that will be mailed monthly. We have also increased our marketing efforts and social media to drive additional business to our online store. We anticipate a significant amount of growth resulting from these efforts.

History of the Business

The Company's Products

Product / Service	Description	Current Market
Simple syrup	Currently, Backyard Soda sells its CBD-infused sodas to wholesale distributors for $2.375 per can. The suggested retail price for a can is between $4.39 and $4.99. Its syrups (375ml) sell for $12.99 on the Backyard Soda website and $22.99 on Amazon.	Our current market is wholesale distributors, on-premise (bars, restaurants, and breweries), specialty stores, and directly to consumers (DTC online).
CBD-infused canned soda	Our canned sodas come in 3 flavors, ginger lime, mango jalapeno, and lavender lemon.	Our current market is wholesale distributors, on-premise (bars, restaurants, and

	Cans are 12oz and can be bought from retailers individually or in 6-packs. Each can of soda contains 15mg of CBD. The flavor is provided from our simple syrups.	breweries), and specialty stores.

Future anticipated products include additional flavors of syrups and canned sodas. We are currently developing 10-12 recipes that could be added to the product line. We also may look to add a bag-in-box (BIB) packaging line to on-premise customers that are looking to create a fountain drink option for customers.

We currently have a distribution agreement with LoCo Food Distribution, a Colorado focused food and beverage distributor that services grocery stores, liquor stores, convenience stores, on-premise locations, and specialty stores. We also have some self-distribution to areas that are not served by our current distribution partners, and ship syrups directly to consumers from online sales.

Competition
The Company's primary competitors are Recess, Queen City Hemp, Sprig, Sweet Reason and Weller. We are well positioned in the soda and natural foods market. We use whole ingredients to create our flavors. We do not use lab created "natural flavors" in our beverages or syrups. This allows us to differentiate our products due to our minimal ingredient list.

Supply Chain and Customer Base
We purchase all whole ingredients that go into our syrups from multiple sources such as restaurant suppliers and beverage distributors. Our glass bottles come from 2 different sources depending on size. Our syrup product is produced and bottled at a co-manufacturer and then canned at another co-manufacturer to produce the end ready to drink product. We both self-distribute our product in addition to having a distribution partner that works with our grocery accounts.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Type of Mark	Mark	File Date	Country
88616024	Soft drinks; Syrups for beverages	Trademark	BACKYARD SODA CO	September 13, 2019	USA

Domain Names
The Company owns the "backyardsodas.com" domain name

Our business has been and will continue to be subject to the Food and Drug Administration and various other regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Corporate History

The Company, is a Delaware corporation, incorporated on April 18, 2019. The Company was originally formed on September 28, 2012 as Backyard Soda Co, LLC (the "LLC") under the laws of Colorado. On January 23, 2018, Jonathan Schultz and Leah Schultz acquired 100% of the outstanding equity interests in the LLC pursuant to the terms of a Purchase and Sale Agreement.

On April 18, 2019, the LLC converted to a Delaware corporation. In connection with the conversion to a corporation, each unit of the LLC was converted into 10,000 shares of common stock of the Company. The holders of units in the LLC became stockholders of the Company, and the Company succeeded to the business of the LLC.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jonathan Schultz	CEO & Director, (January 2018 – present) Responsible for managing all operations, product management, and sales.	**Backyard Soda Co, Inc.**, CEO & Director, January 2018 – Present **Trigram Software**, Advisor & Co-founder, July 2009 – Present **Phoncert**, Founder & Product Manager, April 2013 – October 2017	**Colgate University**, B.A., Geology/Earth Science (1996) **Weatherhead School of Management at Case Western Reserve University**, MBA, Marketing (2001)
Leah Schultz	Administrative Manager & Director	**Backyard Soda Co, Inc.**, Administrative Manager & Director, January 2018 – Present **Trigram Software**, Bookkeeper, June 2009 – Present **Independent Contractor**, Bookkeeper, March 2013 - Present	**Colgate University**, B.A., Geography (1996)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	944,382
Voting Rights	Each holder of record of Common Stock is entitled to one vote for each share of such stock.
Anti-Dilution Rights	88,882 shares (representing 9.4% ownership) have anti-dilution protection; requiring the Company to issue additional shares to investor for no additional consideration; until immediately prior to a bona fide equity financing event in which the Company issues capital stock for aggregate proceeds of at least $250,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company's board of directors and stockholders may authorize and issue additional shares of Common Stock at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	92%

Type of Security	Convertible Note
Principal Amount	$100,000
Voting Rights	Holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	Not Applicable
How This Security May Limit, Dilute or Qualify the Security Issued Pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The availability of any shares of the Company's capital stock convertible from such Convertible Notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Other Material Terms	Conversion(1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	4%

(1) (a) **Qualified Financing.** In the event that (i) the Company issues and sells its equity securities following the date of the note (excluding any security issued or sold to any employee or consultant in such capacity) to investors ("*Investors*") in a bona-fide arms-length transaction for aggregate consideration (excluding the conversion of any outstanding indebtedness or convertible securities) of at least $250,000 (a "*Qualified Financing*") and (b) the note has not been paid in full, then the entire outstanding principal balance of the note and all accrued interest thereunder shall automatically convert at the Conversion Price, in whole and without any further action by the holder of the note, into equity securities having the identical rights, privileges, preferences, and restrictions as the equity securities sold in such Qualified Financing, other than, at the Company's election, with respect to (1) any per equity security liquidation preference and any conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (2) the basis for any dividend rights, which will be based on the Conversion Price ("*Equity Securities*"), and otherwise on the same terms and conditions as given to such Investors. As used herein, "*Conversion Price*" means the lesser of (A) 80% of the price per Equity Security paid by the Investors purchasing the Equity Securities (the "*Discount*") and (B) the price per Equity Security obtained by dividing (I) 2,500,000 by (II) the Company's fully diluted number of equity securities (calculated immediately prior to the initial closing of the Qualified Financing, but excluding the effects of the conversion of any outstanding indebtedness and excluding the Discount) (the "*Conversion Cap*").

(b) **Sale of the Company.** If the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of the note, then the Company will give the holder of the note at least five days prior written notice of any Sale of the Company, including the material terms and conditions thereof, and, in lieu of the principal and interest that would otherwise be payable on the maturity date of the note, the Company shall (before any distribution or payment is made to the holders of equity securities of the Company), at the election of the holder of the note, either (i) redeem the note for an amount, in cash, equal to three times (3x) the outstanding principal balance of the note, *plus* all unpaid accrued interest; or (ii) redeem the note for the same amount and type of consideration (*e.g.*, cash and/or securities) that holder of the note would have received had the entire outstanding principal balance of the note and all accrued interest hereunder converted into the most senior class and series of equity securities of the Company outstanding at the time of exercise, as determined by the holder of the note at the Conversion Cap as of immediately prior to the Sale of the Company.

"*Sale of the Company*" means
(1) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members or other equity security holders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (2) any transaction or series of related transactions to which the Company is a party

in which 50% or more of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (3) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Type of Security	Crowd Note
Principal Amount	$105,852
Voting Rights	Holders of Crowd Notes are not entitled to vote.
Anti-Dilution Rights	Not Applicable.
How This Security May Limit, Dilute or Qualify the Security Issued Pursuant to Regulation CF	The Company may issue additional Crowd Notes at a later date. The availability of any shares of the Company's capital stock convertible from such Crowd Notes and its potential future issuance may be dilutive and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms	Conversion(1)
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	4%

(1) (a) **Qualified Financing.** In connection with equity financing of at least $1,000,000 (the "*Qualified Financing*"), the Company has the option to convert the Crowd Note into non-voting preferred stock of the Company at a price per share based on the lower of (i) a 20% discount to the price per share paid for the preferred stock by investors in the Qualified Financing or (ii) the price per share paid on a $2,500,000 valuation cap (the "*Valuation Cap*") (such price per share amount under (i) or (ii), the "*Conversion Price*").

(b) **Corporate Transaction.** In the event of a Corporate Transaction (as defined below) (i) if the Corporate Transaction occurs prior to a Qualified Financing, the holder of the Crowd Note shall receive the higher value received by (A) the quotient obtained by dividing the product of (1) the outstanding principal amount of the Crowd Note and the Fully-Diluted Capitalization (as defined below) immediately prior to the closing of the Corporate Transaction, by (2) the Valuation Cap, or (B) an amount equal to two times (2x) the price that the holder of the Crowd Note paid for the Crowd Note; or (ii) if the Corporate Transaction occurs after a Qualified Financing, the Company shall convert the Crowd Note into shares of the Company's preferred stock sold in the Qualified Financing.

"**Fully-Diluted Capitalization**" means the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock of the Company, (ii) exercise of all outstanding options and

warrants to purchase common stock of the Company, (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion of the Crowd Note.

"**Corporate Transaction**" means:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

Debt
The Company has the following debt outstanding:

Type of debt	Crowd Notes
Principal Amount Outstanding	$105,852
Interest Rate and Amortization Schedule	The Crowd Notes have no stated interest rate, and no stated repayment terms.
Description of Collateral	Unsecured.
Other Material Terms	The Crowd Notes are convertible into shares of the Company's capital stock. See the section entitled "Capitalization and Ownership – Capitalization" for further information.
Maturity Date	The Crowd Notes have no stated maturity date.

Type of debt	Convertible Note
Principal Amount Outstanding	$100,000
Interest Rate and Amortization Schedule	8% interest per annum. The outstanding principal amount plus accrued and unpaid interest thereon is payable on demand on the maturity date unless converted to into shares of the capital stock of the Company pursuant to the terms of the note.
Description of Collateral	Unsecured.
Other Material Terms	N/A
Maturity Date	April 18, 2021

Type of debt	Loan
Principal Amount Outstanding	$31,152
Interest Rate and Amortization Schedule	5% interest per annum. The outstanding principal amount plus accrued and unpaid interest thereon is payable on maturity.
Description of Collateral	Unsecured.
Other Material Terms	See the section entitled "*Transactions with Related Persons and Conflicts of Interest*" for additional information.
Maturity Date	October 1, 2025

Type of debt	Revolving Debt (Credit Card)
Principal Amount Outstanding	$29,522 as of May 13, 2020
Interest Rate and Amortization Schedule	18.24% per annum. Minimum monthly payment in the amount of $698.
Description of Collateral	Unsecured.
Other Material Terms	N/A
Maturity Date	N/A

Type of debt	Loan
Amount outstanding	$18,048
Interest Rate and Amortization Schedule	1% per annum. For the period beginning on the date of issuance of the note, and ending six (6) months thereafter, no payments will be due. Thereafter, monthly payments of principal and interest in an unspecified amount will be due. Any principal balance and interest due thereon outstanding on the maturity date of the note, will be due and payable on the maturity date, unless such amounts are forgiven under the terms of the loan.
Description of Collateral	Unsecured.
Other Material Terms	The principal amount of the loan may be forgivable under the terms of the U.S. Small Business Administration's "Paycheck Protection Program" created pursuant to Section 1102 of the Coronavirus Air, Relief, and Economic Security Act, commonly referred to as the "Cares Act".
Maturity Date	May 4, 2022

Ownership

A majority of the Company is owned by Jonathan Schultz and Leah Schultz.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jonathan Schultz	400,000 shares of Common Stock	42.36%
Leah Schultz	400,000 shares of Common Stock	42.36%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Backyard Soda Co, Inc. (the "**Company**") was incorporated on April 18, 2019 under the laws of the State of Delaware, and is headquartered in Denver, Colorado. The Company was originally formed as Backyard Soda Co, LLC on September 28, 2012 The Company sells syrup that makes soda, including CBD infused syrup.

The Company's 2018 and 2019 revenues were derived from the sale of its CBD-infused sodas and simple syrups and non-CBD simple syrups. We expect to achieve profitability over the next 12 months through the sale of an online subscription for syrups (both CBD and non-CBD) that will be mailed monthly, and by increasing our marketing efforts and social media presence to drive additional business to our online store. We anticipate a significant amount of growth resulting from these efforts.

The Company currently requires approximately $9,000 - $10,000 per month to sustain operations.

Liquidity and Capital Resources

On October 18, 2019, the Company conducted an offering pursuant to Regulation CF and raised a total of $105,852.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:

As of May 13, 2020, the company had $44,636 in cash from personal accounts, credit, and investment. We finance our operations through personal cash, credit, and our offering. We are currently a bootstrap company and require the continued infusion of new capital to continue the development of our software platform and general business operations. The Company will likely seek to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us, although there can be no assurance that such efforts will be successful.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Money Raised	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note	$105,852	446	Research & Development, Manufacturing, Wages, General Working Capital	October 18, 2019	Section 4(a)(6)
Common Stock	$30,000	88,882	Operations, Marketing and Manufacturing	April 18, 2019	Section 4(a)(2)
Convertible Note	$100,000	1	Operations, Marketing and Manufacturing	April 18, 2019	Section 4(a)(2)

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent

practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transaction with related persons:

Related Person/Entity	Jonathan Schultz and Leah Schultz
Relationship to the Company	Jonathan Schultz and Leah Schultz are CEO & Director and Administrative Manager & Director, respectively, of the Company.
Total amount of money involved	$39,465 original principal amount.
Description of the transaction	This loan was extended to the Company to provide for additional working capital. The loan accrues 5% interest per annum. The principal amount outstanding together with any interest accrued thereon is due and payable on October 1, 2025, the maturity date.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Jonathan Schultz
(Signature)

Jonathan Schultz
(Name)

Chief Executive Officer & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jonathan Schultz
(Signature)

Jonathan Schultz
(Name)

Chief Executive Officer & Director
(Title)

May 13, 2020
(Date)

/s/ Leah Schultz
(Signature)

Leah Schultz
(Name)

Director
(Title)

May 13, 2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Backyard Soda Co, Inc.
31180 Cinnamonwood
Evergreen, CO 80439

We have reviewed the accompanying financial statements of Backyard Soda Co, Inc. (a corporation), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has incurred an accumulated deficit since inception which raises an uncertainty about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
May 5, 2020

PrimeGlobal
An Association of Independent Accounting Firms

An independently owned member
RSM US Alliance
RSM

BACKYARD SODA CO, INC.

Unaudited Financial Statements for the

Years Ending December 31, 2019 and 2018


BACKYARD SODA CO, INC.
BALANCE SHEETS
As of December 31, 2019 and 2018
(Unaudited)


ASSETS	**2019**	**2018**
Current Assets		
Cash and cash equivalents	$ 98,398	$ 5,316
Accounts receivable	4,616	2,521
Inventory	25,325	7,668
Total Current Assets	128,339	15,505
Intangible Assets, net of amortization	54,810	61,344
Total Assets	$ 183,149	$ 76,849
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 2,129	$ 377
Accrued interest	7,011	73
Accrued expenses	29,570	19,594
Total Current Liabilities	38,710	20,044
Long-Term Liabilities		
Convertible note	100,000	0
Crowd Note	105,852	0
Related party long-term loan	36,641	38,201
Total Long-Term Liabilities	242,493	38,201
Total Liabilities	281,203	58,245
STOCKHOLDERS' EQUITY		
Common Stock, $0.0001 par value, 5,000,000 shares authorized 944,382 and 0 shares issued and outstanding As of December 31, 2019 and 2018, respectively	94	0
Additional paid-in capital	40,950	0
Members' equity	0	82,501
Accumulated deficit	(139,098)	(63,897)
Total Stockholders' Equity	(98,054)	18,604
Total Liabilities and Stockholders' Equity	$ 183,149	$ 76,849

BACKYARD SODA CO, INC.
STATEMENTS OF OPERATIONS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Revenues	$ 39,912	$ 52,984
Cost of revenues	43,788	37,962
Gross profit (loss)	(3,876)	15,022
Operating expenses		
General and administrative	99,610	62,215
Sales and marketing	24,592	10,783
Amortization	6,534	3,993
Total operating expenses	130,736	76,991
Net Operating Loss	(134,612)	(61,969)
Interest expense	11,046	1,928
Net Loss	$ (145,658)	$ (63,897)

BACKYARD SODA CO., INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2019 and 2018
(Unaudited)

	Common Stock		Additional Paid-In Capital	Members' Equity	Retained Earnings	Total Stockholders' Equity
	Shares	**Par Value**				
Balance as of January 1, 2018	0	$ 0	$ 0	$ 0	$ 0	$ 0
Increase in Members' Equity	0	0	0	82,501	0	82,501
Net Income (Loss)	0	0	0	0	(63,897)	(63,897)
Balance as of December 31, 2018	0	0	0	82,501	(63,897)	18,604
Members' Distribution	0	0	0	(1,000)	0	(1,000)
Net Income (Loss) Prior to Conversion	0	0	0	0	(6,560)	(6,560)
Conversion to Corporation	855,500	85	10,959	(81,501)	70,457	0
Issuance of Common Stock	88,882	9	29,991	0	0	30,000
Net Income (Loss) After Conversion	0	0	0	0	(139,098)	(139,098)
Balance as of December 31, 2019	944,382	$ 94	$ 40,950	$ 0	$ (139,098)	$ (98,054)

BACKYARD SODA CO, INC.
STATEMENTS OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (145,658)	$ (63,897)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add in accrued interest	6,938	73
Add in amortization	6,534	3,993
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(2,095)	(2,521)
(Increase) Decrease in inventory	(17,657)	(7,668)
Increase (Decrease) in accounts payable	1,752	377
Increase (Decrease) in accrued expenses	9,976	19,594
Net cash used in operating activities	(140,210)	(50,049)
Investing Activities		
(Increase) Decrease in goodwill	0	(65,337)
Net cash used in investing activities	0	(65,337)
Financing Activities		
Proceeds from related party long-term loan	0	38,201
Payment of related party long-term loan	(1,560)	0
Issuance of convertible notes	100,000	0
Issuance of common stock	30,000	0
Issuance of SAFEs	105,852	0
Members' distributions	(1,000)	0
Members' contributions	0	82,501
Net cash provided by financing activities	233,292	120,702
Net change in cash and cash equivalents	93,082	5,316
Cash and cash equivalents at beginning of period	5,316	0
Cash and cash equivalents at end of period	$ 98,398	$ 5,316

BACKYARD SODA CO, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 – NATURE OF OPERATIONS

Backyard Soda Co, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on April 18, 2019. The Company converted from Backyard Soda Co, LLC, a Colorado LLC that was formed September 28, 2012. The Company sells syrup that makes soda, including CBD infused syrup. The Company's headquarters and most operations are in Denver, Colorado. The company began operations in 2012.

Since Inception, the Company has relied on contributions from owners, the issuance of stock, and the issuance of debt instruments to fund its operations. As of December 31, 2019, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 12) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $98,398 and $5,316 of cash on hand, respectively.

Inventory

Inventories are stated at the lower of cost or net realizable value. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold.

Intangible Assets

Intangible assets with a finite life consist of goodwill for the purchase of the Company and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is ten years.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019, the Company did not have fixed assets and there was no impairment measured.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the years ending December 31, 2019 and 2018 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2019. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2019, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2019 and 2018 the Company recognized $39,912 and $52,984 in revenue respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had $4,616 and $2,521 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. The Company does not consider it necessary to have an allowance for doubtful accounts as of December 31, 2019. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INTANGIBLE ASSETS

Fixed Assets consist of goodwill recognized in the purchase of the LLC. Amortization is calculated using the straight-line method over a period of 10 years. As of December 31, 2019 and 2018 the Company had $54,810 and $61,344 in net intangible assets, respectively. The following table shows the asset carrying value and the amortization.

	2019	2018
Intangible Assets		
Goodwill	65,337	65,337
Accumulated depreciation	(10,527)	(3,993)
Total Intangible Assets	54,810	61,344

The following table shows the expected amortization expense over the next five years.

Year	Amortization
2020	6,534
2021	6,534
2022	6,534
2023	6,534
2024	6,534

NOTE 4 – LIABILITIES

Convertible Notes

The Company has issued $100,000 of 8% unsecured convertible notes (the "Notes") due April 18, 2021 ("Maturity Date"). The Notes are due on the Maturity Date with accrued interest if the Notes do not convert prior to the maturity date.

The Notes are automatically convertible into common stock on the completion of an equity offering of $250,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of

$2,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

As of December 31, 2019, the Notes have not yet converted as a Qualified Financing had not yet occurred. The convertible notes are recorded as a liability until conversion occurs.

Related Party Payable

The Company has taken a related party long-term loan (See note 5) for a total of $39,465, with an interest rate of 5% annually. Payments that are made to the loan are applied first to the accrued interest, then to the principal. The principal and accrued interest on the loan are due on October 1, 2025. The interest expense for years ending December 31, 2019 and 2018 for the loan was $1,918 and $483, respectively.

Crowd Note

The Company has issued Crowd Notes totaling $105,852. The Crowd Notes are automatically convertible into common stock on the completion of an equity financing event of at least $1,000,000 ("Equity Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in an Equity Financing or the price per share equal to the quotient of a pre-money valuation of $2,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an Equity Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until an Equity Financing event occurs, there is currently no amount recorded related to the discount.

NOTE 5 – RELATED PARTY

The Company has taken a long-term loan with a related party. An owner of the Company is the related party and the holder of the loan.

NOTE 6 – SUPPLIER CONCENTRATION

The Company makes 50% of its purchases from a single supplier. The risk associated with this concentration is mitigated by the Company's ability to obtain the inventory from other suppliers.

NOTE 7 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019 in 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 8 – STOCKHOLDERS' EQUITY

The Company has the following classes of equity outstanding:

Common Stock:

Authorized 5,000,000 shares, par value $0.0001. As of December 31, 2019, the Company had issued 944,382 shares of common stock for an aggregate price of $111,501. The fair value of the stock as of the date of issuance was determined based on the present value of anticipated cash flows, the issuance of convertible debt, the lack of current marketability, the uncertainty of potential business prospects, and the current operating losses and the market value of equity interests in similar companies engaged in similar businesses to the Company.

NOTE 9 – STOCK BASED COMPENSATION

The Company has a 2019 equity incentive plan ("the Plan") which permits the grant or option of shares to its employees for up to 166,655 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. As of December 31, 2019, no shares have been issued under the Plan.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

The Company is offering (the "Crowdfunded Offering") up to $428,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $428,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 7, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.